KRAMER LEVIN NAFTALIS & FRANKEL LLP

Mark F. Parise
Associate
Phone  212-715-9276
Fax  212-715-8297
MParise@KRAMERLEVIN.com

August 31, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:           E.I.I. Realty Securities Trust
File Nos. 333-45959, 811-08649

Ladies and Gentlemen:

We understand that our client, E.I.I. Realty Securities Trust (“Registrant”), is filing via EDGAR, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 18 to its registration statement on Form N-1A (the “Amendment”).  This filing is being made to conform the prospectus included in the Amendment to recent amendments to Form N-1A.

Registrant expects an effective date of November 1, 2010.  We would appreciate receiving any comments you may have at your earliest convenience.

If you have any questions concerning this filing, please call me at 212-715-9276, or my colleague Dana DeVivo at 212-715-9348.

Very truly yours,

                                                                                                /s/ Mark F. Parise
Mark F. Parise

cc:  Michael J. Meagher
       Kathleen Heineken
       Susan J. Penry-Williams
       Dana DeVivo

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